UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

FORESTAR GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

346232 101

(CUSIP Number)

Thomas B. Montaño, D.R. Horton, Inc., 1341 Horton Circle Arlington, Texas 76011 (817) 390-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 346232 101

(1)	Names Of Reporting Persons. D.R. Horton, Inc.
(2)	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 31,451,063
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 31,451,063
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,451,063
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 62.1%*
(14)	Type of Reporting Person (See Instructions) CO

*	Calculated in accordance with Rule 13d-3(d)(1), based on 50,653,637 shares of the Issuer’s common stock outstanding as of September 30, 2024.

Item 1. Security and Issuer

This Amendment No. 4 (the “Amendment”) amends Items 1, 4, 6, and 7 of the Schedule 13D (the “Original Schedule 13D”) originally filed by D.R. Horton, Inc., a Delaware Corporation (“D.R. Horton”) with the Securities and Exchange Commission (the “SEC”) on October 12, 2017, as amended by Amendment No. 1 thereto filed by D.R. Horton with the SEC on October 1, 2019, as further amended by Amendment No. 2 thereto filed by D.R. Horton with the SEC on April 21, 2021, and as further amended by Amendment No. 3 thereto filed by D.R. Horton with the SEC on April 18, 2024. This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $1.00 per share (the “Common Stock”), of Forestar Group Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 2221 E. Lamar Blvd., Suite 790, Arlington, Texas 76006.

This Amendment is being filed to disclose the entry by D.R. Horton and the Issuer into the A&R Stockholder’s Agreement (as defined below) and provide a description of the amendments contained therein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4. Purpose of Transaction

The information provided in response to Item 6 hereof is hereby incorporated by reference into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholder’s Agreement

On October 28, 2024, the Issuer and D.R. Horton entered into an Amended and Restated Stockholder’s Agreement, dated as of October 28, 2024 (the “A&R Stockholder’s Agreement”), which amends and restates the Stockholder’s Agreement, dated as of June 29, 2017, between the Issuer and D.R. Horton (the “Original Stockholder’s Agreement”).

The Original Stockholder’s Agreement provided that (i) the Investment Committee (as defined in the Stockholder’s Agreement) of the Issuer is vested with sole responsibility over investment decisions involving, in any single transaction or a series of related transactions, Capital Expenditures (as defined in the Stockholder’s Agreement) of $20,000,000 or less, and (ii) prior written consent of D.R. Horton is required before the Issuer acquires (including by way of merger, exchange offer, recapitalization, reorganization, liquidation or dissolution) any business, debt or equity interests, operations or assets of any person, or makes any investment in or loan to any person, in any single transaction or series of related transactions, involving Capital Expenditures (as defined in the Stockholder’s Agreement) in excess of $20,000,000. These provisions are also included in the Issuer’s Second Amended and Restated Certificate of Incorporation (the “Charter”).

The A&R Stockholder’s Agreement increases each of the $20,000,000 thresholds described above (each, an “Approval Threshold”) to $45,000,000, subject to an annual increase on the last Tuesday of September or, if the Case-Shiller Index Change (as defined below) has not been published as of such date, such later date that the Case-Shiller Index Change for the relevant period is published (each such date, an “adjustment date”) by an amount equal to the product of (A) the one-year percentage change reported in the S&P CoreLogic Case-Shiller U.S. National Home Price NSA Index (the “Case-Shiller Index Change”) for the one-year period ending July 31 of the then-current calendar year, expressed as a decimal and (B) the Approval Threshold in effect immediately prior to the applicable adjustment date. Any adjustments to the Approval Threshold shall be rounded to the nearest $100,000. If the Case-Shiller Index Change is negative for any such annual period, there shall be no adjustment, and the then-current Approval Threshold shall remain in effect until the next adjustment date.

The Issuer intends to submit a proposal to amend the Charter consistent with the amendments made in the A&R Stockholder’s Agreement to the Issuer’s stockholders for approval at the Issuer’s 2025 Annual Meeting of Stockholders (the “Charter Amendment”). Until the Issuer’s stockholders approve the Charter Amendment, the current provisions of the Charter will remain in effect notwithstanding the entry into the A&R Stockholder’s Agreement.

Other than as amended by the A&R Stockholder’s Agreement, the provisions of the Original Stockholder’s Agreement remain in effect.

The foregoing summary of the A&R Stockholder’s Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the A&R Stockholder’s Agreement, which was filed by D.R. Horton with the Securities and Exchange Commission on November 1, 2024 as Exhibit 10.1 to D.R. Horton’s Current Report on Form 8-K, and is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Exhibit 1

Amended and Restated Stockholder’s Agreement, dated as of October 28, 2024, by and between Forestar Group Inc. and D.R. Horton, Inc. (filed by D.R. Horton with the Securities and Exchange Commission on November 1, 2024 as Exhibit 10.1 to D.R. Horton’s Current Report on Form 8-K, and incorporated by reference herein as Exhibit 1 to this Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2024

D.R. HORTON, INC.

By:	/s/ Thomas B. Montaño
Name: Thomas B. Montaño
Title: Senior Vice President and Corporate Secretary